Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2025

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

TABLE OF CONTENTS

1.	Introduction	3
2.	Company Overview	4
3.	Financial Highlights from Continuing Operations	6
4.	Third Quarter 2025 Financial Results and Operational Highlights from Continuing Operations	7
5.	Recent and Subsequent Events	8
6.	Production and Mining Operations	10
7.	HPC/AI Infrastructure and BTC Mining Expansion Projects	11
8.	Financial Performance	18
9.	Selected Quarterly Information from Continuing Operations	30
10.	Non-IFRS and Other Financial Measures and Ratios	32
11.	Liquidity and Capital Resources	39
12.	Financial Position	50
13.	Financial Instruments	52
14.	Related Party Transactions	52
15.	Internal Controls Over Financial Reporting	52
16.	Share Capital	55
17.	Regulatory Compliance	55
18.	Risk Factors	56
19.	Significant Accounting Estimates	58
20.	Material Accounting Policy Information and New Accounting Policies	58
21.	Cautionary Note Regarding Forward-Looking Statements	59
22.	Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios	61
23.	Additional Information	61
24.	Glossary of Terms	62

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of November 12, 2025. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 and its accompanying notes (the “Financial Statements”), the Company’s 2024 audited annual consolidated financial statements and its accompanying notes (the “2024 Annual Financial Statements”) and the Company’s Annual Information Form dated March 26, 2025 (the “2024 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of U.S. dollars and U.S. dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios and Section 22 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 18 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and to Section 21 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 24 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q3 2025	Three months ended September 30, 2025
Q3 2024	Three months ended September 30, 2024
YTD Q3 2025	Nine months ended September 30, 2025
YTD Q3 2024	Nine months ended September 30, 2024

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a North American, publicly traded energy and compute infrastructure company. Since 2017, Bitfarms develops and operates data centers primarily for Bitcoin mining with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. Having completed planned investments into Bitcoin mining operations, the Company is now focused on converting its existing energy and data center infrastructure to HPC and AI uses. Through the conversion of the Company’s assets to HPC and AI infrastructure projects , the Company aims to realize greater value for its portfolio of North American energy assets in Pennsylvania, United States; Washington State, United States; and Quebec, Canada.

Currently, Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5 to the Financial Statements, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities with a combined capacity of 473 MW. Both facilities qualify as an “Alternative Energy System” under Pennsylvania, United States law because mining refuse is classified as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). The Company sells its electricity into the Pennsylvania, New Jersey, Maryland Interconnection (“PJM”) Merchant Market under a professional services agreement with Customized Energy Solutions, Ltd. To support its co-located data centers, the Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

To support and accelerate the development of the Company’s HPC/AI infrastructure projects, the Company undertook several significant initiatives. In October 2025, the Company raised $588.0 million and $50.0 million through the issuance of convertible notes and the conversion of its credit facility with Macquarie Equipment Capital, Inc. (“Macquarie”), respectively. In November 2025, the Company advanced its HPC/AI infrastructure strategy by acquiring the Sharon property in Pennsylvania, United States, for $32.3 million and entered into a purchase commitment of $128.7 million, payable in the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Refer to Section 5 - Recent and Subsequent Events for more details.

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW (Continued)

Bitfarms currently has 131 operating Bitcoin data centers situated in three countries: Canada, the United States and Paraguay, powered by long-term competitively priced power contracts.

The Company’s ability to operate and secure power through its production sites as of November 12, 2025 are summarized below. The Company intends to allocate some or all of this power pipeline to its HPC/AI infrastructure strategy.

Region[1]	Energized capacity		Secured contracted growth capacity		Capacity under application		Total pipeline
North America
United States	171	MW2	430	MW3	1,360	MW	1,961	MW
Canada	170	MW	10	MW4	—		180	MW
	341	MW	440	MW	1,360	MW	2,141	MW
South America
Paraguay[5]	70	MW	—		—		70	MW
Total	411	MW	440	MW	1,360	MW	2,211	MW

Bitcoin data centers[1]	State/ Province	Country	Energized capacity		Secured contracted growth capacity		Capacity under application		Total pipeline
Bunker	Quebec	Canada	48	MW	—		—		48	MW
Leger	Quebec	Canada	30	MW	—		—		30	MW
Baie-Comeau	Quebec	Canada	22	MW	—		—		22	MW
Garlock	Quebec	Canada	18	MW	—		—		18	MW
Cowansville	Quebec	Canada	17	MW	—		—		17	MW
Saint-Hyacinthe	Quebec	Canada	15	MW	—		—		15	MW
Magog	Quebec	Canada	10	MW	—		—		10	MW
Farnham	Quebec	Canada	10	MW	—		—		10	MW
Panther Creek[3]	Pennsylvania	United States	60	MW	350	MW	60	MW	470	MW
Sharon	Pennsylvania	United States	30	MW	80	MW	—		110	MW
Scrubgrass	Pennsylvania	United States	63	MW	—		1,300	MW	1,363	MW
Washington	Washington	United States	18	MW	—		—		18	MW
Paso Pe	Guaira Department	Paraguay	70	MW	—		—		70	MW

[1]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider, Generación Mediterránea S.A. (“GMSA”), halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no expected path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned as of September 30, 2025. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.
[2]	The Company has a hosting contract to operate 21 MW of Miners on behalf of a third party at the Panther Creek Bitcoin data center.
[3]	Refer to Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects for details on the timing of the remaining MW not yet operational.
[4]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, Canada and is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.
[5]	As of September 30, 2025, the Paso Pe operations were classified as a disposal group held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) of this MD&A.

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS FROM CONTINUING OPERATIONS1

	Three months ended September 30,		Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	2025	2024
Revenues	69,245	27,072	179,050	95,522
Gross loss	(2,882)	(2,000)	(2,634)	(21,953)
Gross margin (2)	(4)%	(7)%	(1)%	(23)%
Operating loss	(28,956)	(30,950)	(58,513)	(73,289)
Operating margin (2)	(42)%	(114)%	(33)%	(77)%
Net loss from continuing operations	(46,258)	(23,984)	(68,635)	(52,485)
Net loss from discontinued operations	(34,511)	(12,665)	(74,734)	(16,743)
Net loss	(80,769)	(36,649)	(143,369)	(69,228)

Basic and diluted loss per share from continuing operations	(0.08)	(0.05)	(0.13)	(0.13)
Gross Mining profit (3)	21,091	11,242	68,936	47,223
Gross Mining margin (3)	35%	44%	43%	51%
Adjusted EBITDA (3)	19,563	2,198	38,538	23,845
Adjusted EBITDA margin (3)	28%	8%	22%	25%

	As of September 30,	As of December 31,
	2025	2024
Total assets	801,279	667,616
Current financial liabilities	81,453	30,445
Non-current financial liabilities	50,843	1,430

There have not been any distributions or cash dividends declared for the periods disclosed above.

[1]	Discontinued operations refer to the operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and to the Paso Pe, Paraguay, operations that met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.
[2]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.
[3]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. THIRD QUARTER 2025 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS FROM CONTINUING OPERATIONS1

Financial

●	Revenues of $69.2 million;
●	Gross Mining profit[3] of $21.1 million (35% Gross Mining margin3);
●	Adjusted EBITDA[3] of $19.6 million (28% Adjusted EBITDA margin3); and
●	Gross loss of $2.9 million (Gross margin[2] 4%) including non-cash depreciation and amortization expense of $27.4 million, operating loss of $29.0 million (Operating margin[2] of negative 42%) including an impairment loss of $9.1 million, and net loss of $46.3 million.

Operations

●	Hashrate under Management remained consistent at 14.8 EH/s as of September 30, 2025 compared to June 30, 2025;
●	Earned 520 BTC at an average direct cost of $48,200 per BTC[2], or an average total cash cost of $82,400 per BTC[3], and received 15 BTC through hosting revenue;
●	Held 1,658 BTC, including 157 restricted BTC, valued at approximately $189.2 million as of September 30, 2025;
●	Sold 185 BTC at an average price of $116,500 per BTC for total proceeds of $21.6 million, a portion of which was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives; and
●	Achieved realized and unrealized gain of $13.3 million on BTC option contracts. Total cash cost per BTC would be reduced to $55,200 after considering the realized gains and unrealized losses of BTC option contracts.

Corporate Share Buyback Program

●	Commenced a corporate share buyback program authorizing the Company to purchase up to 10% of the Company’s public float as of July 14, 2025; and
●	Repurchased 7,807,141 common shares for cancellation through the corporate share buyback program for net costs of $10.0 million at an average share price of approximately $1.27.

Expansions

●	Entered into a partnership with T5 Data Centers, LLC (“T5”) to advance HPC/AI infrastructure projects at the Panther Creek campus in Pennsylvania, United States.

Divestitures

●	Refocused its business from Latin American Mining to North America HPC/AI infrastructure projects;
●	Abandoned Argentina operations after the Rio Cuarto, Argentina Bitcoin data center lost its energy supply; and
●	Classified the Paso Pe, Paraguay Bitcoin data center as held for sale, reflecting the intention to exit the Paraguay Mining operations.

[1]	Excluding discontinued operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and in Paso Pe, Paraguay, which met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI Infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.
[2]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.
[3]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. THIRD QUARTER 2025 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS FROM CONTINUING OPERATIONS (Continued)

Other

●	Appointed Wayne Duso as an independent director of the Board of Directors (the “Board”);
●	Established a second principal executive office in New York City, United States; and
●	Began the transition to reporting the Company’s financial statements according to U.S. Generally Accepted Accounting Principles which is expected to commence with the annual consolidated financial statements for the fiscal year ending December 31, 2025.

5. RECENT AND SUBSEQUENT EVENTS

A.	2024 ATM Program

During the period from October 1, 2025 to October 7, 2025, the Company issued 10,445,797 common shares through the 2024 ATM Program in exchange for gross proceeds of $35.8 million at an average share price of approximately $3.43. The Company received net proceeds of $34.7 million after paying commissions of $1.1 million to the sales agent. The 2024 ATM Program was terminated on October 7, 2025 after $375.0 million of gross proceeds was reached.

B.	Convertible Senior Notes

In October 2025, the Company issued $588.0 million aggregate principal amount of convertible senior notes (the “Convertible Notes”), which included the full exercise of the purchasers’ option to purchase up to an additional $88.0 million aggregate amount of Convertible Notes. The Convertible Notes are unsecured, bear interest at 1.375% per annum payable semi-annually and mature on January 15, 2031.

Prior to October 15, 2030, the Convertible Notes may be converted only upon the occurrence of certain events. Thereafter, holders may convert their notes at any time until maturity. Upon conversion, the Company may settle the obligation in cash, common shares, or a combination of both, at its discretion. The initial conversion rate is 145.6876 common shares per $1,000 principal amount (equivalent to a conversion price of approximately $6.86 per share), representing a 30% premium over the $5.28 reference price (the last reported sale price per common share of Bitfarms on Nasdaq on October 16, 2025), subjected to adjustments upon the occurrence of certain events.

The Convertible Notes are not redeemable prior to October 20, 2028, except in the event of certain changes in Canadian tax law. After that date, the Company may redeem the Convertible Notes, in whole or in part, for cash if the market price of its common shares exceeds 130% of the conversion price for a specified period. In the event of a fundamental change, holders may require the Company to repurchase their notes for cash.

Net proceeds from the offering were approximately $568.9 million.

C.	Capped call transactions

In October 2025, in connection with the Convertible notes, the Company entered into capped call transactions, with a cap price of $11.88 per share (representing a 125% premium over the reference price).

8	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. RECENT AND SUBSEQUENT EVENTS (Continued)

D.	Credit Facility with Macquarie

In October 2025, the Company converted its Credit Facility with Macquarie as described in Note 18 to the Financial Statements to an up to $300.0 million project-specific financing facility for the development of its data center campus in Panther Creek, Pennsylvania, United States. The Company drew an additional $50.0 million from the converted facility, for a total of $100.0 million drawn and issued an additional 2,197,127 warrants with a strike price of $5.69 and a term of 5 years. As a result of the project-specific financing facility's requirements, the restricted cash balance increased from $25.0 million to $50.0 million.

E.	Sharon Purchase of Leased Property

In October 2025, the Company acquired the property it was leasing in Sharon, Pennsylvania, from the landlord for a total consideration of $38.7 million consisting of $5.0 million in cash and $33.7 million worth of the Company's shares as at the date of the close. This resulted in the issuance of 8,500,000 shares of the Company to the seller.

F.	Redemption options of BTC

In October 2025, the Company exercised its option to redeem the fourth and last installment of the BTC pledged in relation to the purchase of Miners under the November 2024 Order. The Company redeemed 89 BTC for $8.3 million.

Also in November 2025, the Company exercised its option to redeem the third and fourth installments of the BTC pledged in relation to the purchase of Miners under the March 2025 Swap Order. The Company redeemed 14 BTC for $1.2 million.

Additionally, during October 2025, the Company exercised its option to redeem the first installment of the BTC pledged in relation to the purchase of Miners under the July 2025 Swap Order. The Company redeemed 14 BTC for $1.5 million.

G.	Commitment for HPC/AI Infrastructure Projects

In November 2025, the Company entered into a purchase commitment of $128.7 million, payable over the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

9	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. PRODUCTION AND MINING OPERATIONS1

Key Performance Indicators

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Total BTC earned	520	414	26%	1,570	1,562	1%
BTC received through hosting revenue	15	—	100%	36	—	100%
Average Watts/Average TH efficiency*	18	21	(14)%	19	27	(30)%
Installed Watts/TH efficiency	18	21	(14)%	18	27	(33)%

* Average Watts represents the average energy consumption of deployed Miners

Q3 2025 v. Q3 2024

●	520 BTC earned in Q3 2025, compared to 414 BTC earned in Q3 2024, representing an increase of 26% as a result of an increase in average Hashrate from the Company’s expansions and upgrades to its Miner fleet with additional and higher efficiency Miners, partially offset by a 49% increase in average Network Difficulty; and
●	Improved ending energy efficiency to 19 Watts/TH on September 30, 2025 compared to 21 Watts/TH on September 30, 2024, as a result of the Company upgrading its fleet with more efficient Miners. This improvement resulted in a 18 average Watts/Average TH efficiency during Q3 2025, compared to 21 average Watts/Average TH efficiency during Q3 2024, representing an improvement of 14%.

YTD Q3 2025 v. YTD Q3 2024

●	1,570 BTC earned during YTD Q3 2025, compared to 1,562 BTC earned during YTD Q3 2024, representing an increase of 1% from the previous year as a result of an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with higher efficiency Miners, partially offset by reduced Block Rewards following the April 2024 halving event and a 46% increase in average Network Difficulty; and
●	Improved ending energy efficiency to 19 Watts/TH on September 30, 2025, compared to 21 Watts/TH on September 30, 2024, with the Company upgrading its Mining fleet. This improvement resulted in a 19 average Watts/Average TH efficiency during YTD Q3 2025, compared to 27 average Watts/Average TH efficiency during YTD Q3 2024, representing an improvement of 30%.

	As of September 30,	As of June 30,
	2025	2025	% Change
Period-end operating EH/s	14.8	14.8	—%
Watts/TH efficiency*	19	18	6%
Installed Watts/TH efficiency	18	18	—%
Period-end energized capacity (MW)**	341	330	3%

* Watts represents the energy consumption of deployed Miners

** Includes 21 MW operated on behalf of a third party through a hosting contract at the Panther Creek Bitcoin data center (as of September 30, 2024: nil)

[1]	Excluding discontinued operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and in Paso Pe, Paraguay, which met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI Infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

10	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS

The Company describes its expansion plans below under the sections entitled “United States Expansion”, “Paraguay Update” and “Canada Expansion”. These expansion projects do not include updates from 2024 or earlier.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. The Company’s expansion plans rely on, among other factors, a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the MD&A for the year ended December 31, 2024, dated March 26, 2025 for further details, including a description of these and other factors. Also refer to Section 21 - Cautionary Note Regarding Forward-Looking Statements.

A.	Development of HPC/AI Infrastructure Projects

In January 2025, the Company engaged two established consultants in HPC/AI infrastructure, Appleby Strategy Group (“ASG”) and World Wide Technology (“WWT”), to conduct independent evaluations of the Company’s data centers and energy assets for potential partial or total conversion to HPC/AI infrastructure. In parallel, ASG and WWT are conducting feasibility assessments, data center engineering, site map planning, construction budgeting, and accelerate marketing and development strategies. Combined, they will support the building of the Company’s operational capabilities and will market the Company’s sites to potential HPC/AI customers, offtake counterparties or partners.

In April 2025, WWT completed the first phase of its feasibility assessments and provided its findings to the Company which confirmed the suitability of all US sites and most Canadian sites for potential conversion to HPC/AI infrastructure.

In July 2025, the Company engaged T5 to oversee construction as the Owner’s Representative for the Panther Creek HPC development following a thorough review process conducted with multiple data center developers. T5 was chosen for their multi-decade experience developing and operating HPC data centers and their unique end-to-end services offering. As Owners Representative for the site, T5 will be responsible for managing all of the contracting, permitting and construction for the Panther Creek data center campus. The engagement with T5 is designed such that the engagement can continue to expand in scope across general contracting, site commissioning and site operations and maintenance.

In August 2025, the Company entered into a binding purchase agreement for 181 acres of contiguous land at the Panther Creek campus for $3.5 million, which is anticipated to be more than sufficient land for multiple phases of HPC/AI development in this campus.

In October 2025, the owner of the 181 acres agreed to amend the plot map extending into an adjacent property owned by the same owner, which would give the Company approximately 20 additional acres for no additional cost. Subject to local approvals, this change would increase the purchased property from 181 acres to approximately 201 acres.

11	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

A.	Development of HPC/AI Infrastructure Projects (Continued)

In October 2025, WWT completed the second phase of its HPC development consulting engagement with the Company, providing defined service offerings for colocation data center services and information/operational technology stack high-level designs.

In November 2025, the Company opted to convert its Washington State Bitcoin data center to HPC/AI workloads as early as December 2026. Refer to Section 7B - HPC/AI Infrastructure and BTC Mining Expansion Projects (United States Expansion) for more details.

In November 2025, the Company entered into a purchase commitment of $128.7 million, payable over the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

Macquarie Credit Facility

In April 2025, the Company entered into an agreement for a credit facility up to $300.0 million from Macquarie for HPC development at the Panther Creek campus and drew down the initial tranche of $50.0 million. The Company issued 5,330,946 warrants convertible for a fixed number of common shares at an exercise price of $1.17, and paid $3.2 million in transaction fees which will be deferred and/or amortized over the term of the credit facility.

In October 2025, the Company amended the facility to, among other things, limit the borrowers and guarantors under the credit facility’s loan agreement to certain subsidiaries of the Company holding Panther reek project-specific assets, other than as unsecured guarantee of the Company and limited guarantees and collateral provided by certain subsidiaries of the Company. The Company accessed an additional $50.0 million of the credit facility to expedite the procurement of essential equipment and further its HPC/AI infrastructure projects, bringing the cumulative borrowed funds to $100.0 million. The Company issued 2,197,127 warrants convertible for a fixed number of common shares at an exercise price of $5.69, a 23% premium to the closing price on October 24, 2025.

The subsequent tranche(s) of the credit facility will allow the Company to draw up to an additional $200.0 million and will be drawable as the Company achieves specific development milestones at its Panther Creek location. The Company will contribute $50.0 million in kind, or in cash, to be held by the Company’s dedicated Panther Creek subsidiary and issue additional warrants equivalent to 10% of the amount drawn up to $125.0 million. The maturity of each tranche is 2 years from the date of closing and each facility bears interest at 8% per annum. The funding facility is expected to provide the necessary capital for the Company to fund the initial portion of the Panther Creek data centers development and buildout.

12	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

A.	Development of HPC/AI Infrastructure Projects (Continued)

Convertible Senior Notes

In October 2025, the Company issued $588.0 million aggregate principal amount of convertible senior notes (the “Convertible Notes”), which included the full exercise of the purchasers’ option to purchase up to an additional $88.0 million aggregate amount of Convertible Notes. The Convertible Notes are unsecured, bear interest at 1.375% per annum payable semi-annually and mature on January 15, 2031.

Prior to October 15, 2030, the Convertible Notes may be converted only upon the occurrence of certain events. Thereafter, holders may convert their notes at any time until maturity. Upon conversion, the Company may settle the obligation in cash, common shares, or a combination of both, at its discretion. The initial conversion rate is 145.6876 common shares per $1,000 principal amount (equivalent to a conversion price of approximately $6.86 per share), representing a 30% premium over the $5.28 reference price (the last reported sale price per common share of Bitfarms on Nasdaq on October 16, 2025), subjected to adjustments upon the occurrence of certain events.

The Convertible Notes are not redeemable prior to October 20, 2028, except in the event of certain changes in Canadian tax law. After that date, the Company may redeem the Convertible Notes, in whole or in part, for cash if the market price of its common shares exceeds 130% of the conversion price for a specified period. In the event of a fundamental change, holders may require the Company to repurchase their notes for cash.

Net proceeds from the offering were approximately $568.9 million.

B.	United States Expansion

Acquisition of Stronghold

On March 14, 2025, the Company acquired Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was unanimously approved by the Board of Directors of both companies and was approved by shareholders representing a majority of the outstanding shares of Stronghold on February 27, 2025.

Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold held. The Company issued 59,866,609 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, the Company paid $51.1 million on closing to retire Stronghold’s outstanding loans and other closing costs.

The Stronghold Transaction initially added to the Company’s operations up to 307 MW of potential power capacity, with an additional 648 MW of incremental potential power capacity, for a total of 955 MW of potential power capacity. This transaction is aligned with the Company's strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities. Further, the transaction solidifies Bitfarms’ standing in the Bitcoin Mining sector and positions it well for expansion into the HPC/AI infrastructure sector with two strategically located facilities with energy infrastructure and expansion capacity. As of the date of this MD&A, the two refuse power generation plants have a combined energized and secured contracted growth capacity of 473 MW.

During the first quarter of 2025, approximately 14,500 S21 Pro Bitmain Miners were installed at the Stronghold Scrubgrass and Panther Creek Bitcoin data centers. Following the closing of the Stronghold Transaction on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the $15.6 million Refundable Hosting Deposits to the Company.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

B.	United States Expansion (Continued)

Scrubgrass and Panther Creek 2025 update

During the second quarter of 2025, approximately 3,400 S21+ and 6,000 S21 Pro Bitmain Miners were installed at the Scrubgrass and Panther Creek Bitcoin data centers.

In October 2025, the Company entered into an Electricity Supply Agreement (“ESA”) with PPL Electric Utilities Corporation (“PPL”) to secure an additional 350 MW of secured contracted growth capacity at the Company’s Panther Creek location, with 50 MW to be delivered by the end of 2026, and 300 MW by the end of 2027.

Sharon 2025 update

In January 2025, the Company installed 3,300 miners and energized 12 MW at the Sharon data center. In May 2025, the Company energized an incremental 18 MW expansion project, bringing the total energized capacity to 30 MW with 8,000 Miners installed.

In May 2025, the Company was registered for PJM’s Peak Saver and Synchronized Reserves Dispatchable Programs. In August 2025 the Company initiated its customer base load baseline qualification run, and in October the Company successfully passed PJM’s baseline requirements for registration in the Price Response (Economic Demand Response) Dispatchable Program and is now in the registration process with PJM. Participation in these programs includes both demand response and energy arbitrage strategies that the Company plans to develop in the coming months across its PJM portfolio. These programs are anticipated to contribute to maximizing the value of its PJM assets through more effective control of energy prices and will be accretive to the Company’s flexible HPC data center strategy currently under development in PJM.

In July 2025, the Company entered into an agreement with a vendor for the procurement of all equipment required to develop the 80 MW substation to increase capacity from 30 MW to 110 MW by the end of 2026. In September 2024, the Company executed a contract with a group of vendors for the construction, installation and commissioning of the 80 MW substation.

In October 2025, the Company acquired the Sharon property from the landlord for a total consideration of $38.7 million consisting of $5.0 million in cash and $33.7 million worth of the Company’s shares as at the date of the close. This resulted in the issuance of 8,500,000 shares of the Company to the seller. Following the termination of the long-term lease agreement for the site, the Company anticipates average annual rent savings of $1.8 million for each of the remaining years.

Sharon Position as of September 30, 2025

As of September 30, 2025, the Company had placed deposits of $1.4 million with the energy supplier and suppliers for construction costs and for electrical components. As of September 30, 2025, property, plant and equipment (“PPE”) included $16.3 million related to the Sharon data center for facility construction and infrastructure equipment costs.

Washington 2025 update

The Company completed the upgrade of a portion of its current fleet of Miners in Washington during February 2025 with new T21 Miners. In August 2025, the Company secured a binding agreement for an adjacent land parcel for $1.9 million due to its proximity to a major data center cluster and is anticipated to be sufficient for a potential conversion to HPC/AI infrastructure.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

B.	United States Expansion (Continued)

Washington 2025 update (Continued)

In November 2025, the Company opted to convert its Washington State site to HPC/AI workloads. The 18 MW Bitcoin data center is anticipated to be the first site fully converted to support HPC/AI workloads with up to 190 KW per rack and advanced liquid cooling. The Company signed a $128.7 million purchase commitment for IT infrastructure and building materials as described above in Section 7A - HPC/AI Infrastructure and BTC Mining Expansion Projects (Development of HPC/AI Infrastructure Projects). The HPC/AI data center will have validated reference designs ensuring compatibility with GB300s, modular infrastructure enabling phased deployment and scalability and proven thermal and power management critical for HPC/AI operations. The Company is targeting completion of the HPC/AI data center as early as December 2026.

C.	Paraguay Update

Sale of Yguazu data center 2025 update

On January 24, 2025, the Company announced that it had entered into a binding letter of intent to sell its 200 MW development site in Yguazu to HIVE Digital Technologies Ltd. (“HIVE”) (the “Yguazu Sale”).

On March 14, 2025, the Yguazu Sale closed. HIVE purchased from Bitfarms its 100% ownership stake of its Yguazu BTC data center and the Company’s loan receivable from its Yguazu subsidiary, Zunz SA (“Backbone Yguazu”), for $63.3 million, with Bitfarms receiving:

●	$20.0 million advance payments made in January 2025 upon signing the letter of intent;
●	$12.0 million upon the closing of the transaction;
●	$31.0 million in equal installments over 6 months following the closing; and
●	$0.2 million of other costs assumed by HIVE.

As of September 30, 2025, the Company received all the payments from HIVE, as per the terms of the agreement. Refer to Note 6 to the Financial Statements for more details.

Paso Pe 2025 update

As of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were classified as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure projects in North America. The sale of the Paso Pe Bitcoin data center operations is anticipated to close within twelve months from the reporting date.

Villarrica 2025 update

In November 2025, the Company disposed of its 10 MW Bitcoin data center in Villarrica. The Company’s Miners at this Bitcoin data center were sold to a third party.

D.	Canada Expansion

Baie-Comeau 2025 update

In January 2025, the utility provider energized an additional 11 MW, increasing the Baie-Comeau data center total to 22 MW.

Baie-Comeau position as of September 30, 2025

The Company has $11.6 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

E.	Cryptocurrency Mining

As of September 30, 2025, the Company operated1 14.8 EH/s under Management across its facilities, which was consistent compared to the EH/s under Management as of June 30, 2025.

Through its expansion projects and the investment in its fleet upgrade, the Company achieved its initial 2025 targets of 18 EH/s operational and 19 w/TH installed in March 2025. The Company currently has no plans to increase its hashrate beyond the current operational hashrate1 of 14.8 EH/s.

The Company continues to prudently explore further opportunities to monetize and expand its infrastructure to create long-term value for shareholders.

Fleet Upgrade

Securing additional Miners was anticipated to benefit the Company by capitalizing on higher bitcoin prices and drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

In August 2025, the Company completed its fleet upgrade, incorporating 85,442 new Miners into its operations, consisting of Bitmain T21, S21, Pro, S21 hydro and S21+ Miners. According to the average specifications outlined in the purchase contracts and the Company’s actual achieved Hashrate, these additions were projected to deliver a combined output of 17.7 EH/s.

Throughout 2024 and 2025, Bitfarms executed a series of strategic fleet upgrade transactions to enhance operational efficiency and optimize its miner portfolio. In November 2024, the Company amended its Purchase Option and March 2024 Purchase Order, upgrading 18,853 Bitmain T21 Miners to more efficient S21 Pro models for an additional $33.2 million, paid in BTC and structured for redemption in four installments.

In March 2025, Bitfarms completed a swap order, returning 4,160 Bitmain T21 Miners in exchange for 3,660 Bitmain S21+ Miners, utilizing a $9.5 million credit and settling the $2.4 million net balance in BTC, with all miners received and prepayments cleared by September 30, 2025. The BTC payment is structured for redemption in four installments.

Subsequently, in July 2025, the Company returned 10,467 Bitmain T21 Miners for a $23.9 million credit and purchased 8,585 Bitmain S21+ Miners for $29.9 million, paying the $6.0 million net balance in BTC, with plans to sell these new units. The BTC payment is structured for redemption in four installments.

As of September 30, 2025, all three transactions had been fully executed, with the upgraded and swapped Miners received, equipment prepayments settled, and BTC redemption options. Management oversees the BTC redemption options which are generally available on a quarterly basis, in line with the agreed schedules. Management monitors market conditions, liquidity needs, making strategic adjustments as necessary to ensure efficient redemptions. This approach allows for flexibility and responsiveness, helping to optimize outcomes for all stakeholders. Refer to Note 10 to the Financial Statements for more details. As of October 31, 2025, the Company sold the 8,585 S21+ Miners from the July 2025 swap for approximately $24.7 million.

[1]	Excluding discontinued operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and in Paso Pe, Paraguay, which met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI Infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18- Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. HPC/AI INFRASTRUCTURE AND BTC MINING EXPANSION PROJECTS (Continued)

E.	Cryptocurrency Mining (Continued)

Fleet Upgrade (Continued)

Prior to the Company’s Argentina operations shutdown, the Company’s fleet upgrade enabled the Company to reach 19.5 EH/s operating capacity and 19 w/TH efficiency in Q1 2025. The Company intends to continue liquidating older, less efficient Miners to offset the cost of the capital expenditure. During YTD Q3 2025, the Company sold 17,176 older generation Miners to third parties for approximately $30.0 million. Refer to Note 11 to the Financial Statements.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Continuing operations
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%
Cost of revenues	(72,127)	(29,072)	(43,055)	148%	(181,684)	(117,475)	(64,209)	55%
Gross loss	(2,882)	(2,000)	(882)	44%	(2,634)	(21,953)	19,319	(88)%
Gross margin (1)	(4)%	(7)%	—	—	(1)%	(23)%	—	—

Operating expenses
General and administrative expenses	(17,036)	(25,310)	8,274	(33)%	(54,203)	(47,809)	(6,394)	13%
Gain on disposition of property, plant and equipment and deposits	64	(12)	76	633%	7,426	101	7,325	nm
Impairment of non-financial assets	(9,102)	(3,628)	(5,474)	151%	(9,102)	(3,628)	(5,474)	151%
Operating loss	(28,956)	(30,950)	1,994	(6)%	(58,513)	(73,289)	14,776	(20)%
Operating margin (1)	(42)%	(114)%	—	—	(33)%	(77)%	—	—
Net financial income (expenses)	(19,649)	6,868	(26,517)	(386)%	(15,676)	16,387	(32,063)	(196)%
Net loss before income taxes	(48,605)	(24,082)	(24,523)	102%	(74,189)	(56,902)	(17,287)	30%
Income tax recovery	2,347	98	2,249	nm	5,554	4,417	1,137	26%
Net loss from continuing operations	(46,258)	(23,984)	(22,274)	93%	(68,635)	(52,485)	(16,150)	31%
Net loss from discontinued operations (2)	(34,511)	(12,665)	(21,846)	172%	(74,734)	(16,743)	(57,991)	346%
Net loss	(80,769)	(36,649)	(44,120)	120%	(143,369)	(69,228)	(74,141)	107%

Change in revaluation surplus - digital assets, net of tax	6,395	721	5,674	787%	15,977	12,699	3,278	26%
Total comprehensive loss from continuing operations, net of tax	(39,863)	(23,263)	(16,600)	71%	(52,658)	(39,786)	(12,872)	32%
Total comprehensive loss from discontinued operations, net of tax (2)	(34,511)	(12,665)	(21,846)	172%	(74,734)	(16,743)	(57,991)	346%
Total comprehensive loss, net of tax	(74,374)	(35,928)	(38,446)	107%	(127,392)	(56,529)	(70,863)	125%
From continuing operations
Basic and diluted net loss per share from continuing operations (in U.S. dollars)	(0.08)	(0.05)	—	—	(0.13)	(0.13)	—	—
Gross Mining profit (3)	21,091	11,242	9,849	88%	68,936	47,223	21,713	46%
Gross Mining margin (3)	35%	44%	—	—	43%	51%	—	—
Adjusted EBITDA (3)	19,563	2,198	17,365	790%	38,538	23,845	14,693	62%
Adjusted EBITDA margin (3)	28%	8%	—	—	22%	25%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Discontinued operations refer to the operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and to the Paso Pe, Paraguay, operations that met the criteria to be classified as held for sale as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Sections 8 - Financial performance (Discontinued operations) and 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.
[3]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues from continuing operations

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cryptocurrency Mining	60,439	25,621	34,818	136%	161,751	92,012	69,739	76%
Cryptocurrency Hosting	2,737	—	2,737	100%	5,861	—	5,861	100%
Electrical services	1,122	1,451	(329)	(23)%	3,222	3,510	(288)	(8)%
Energy sales	4,947	—	4,947	100%	8,216	—	8,216	100%
	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%

Q3 2025 v. Q3 2024

Revenues were $69.2 million in Q3 2025 compared to $27.1 million in Q3 2024, an increase of $42.2 million, or 156%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q3 2025 compared to Q3 2024 are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC Hashrate and average BTC price, partially offset by the increase in Network Difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the three months ended September 30, 2024		414	27,072	—
Impact of increase in Network Difficulty during Q3 2025 as compared to Q3 2024	1	(254)	(29,807)	(110)%
Impact of increase in average Bitfarms’ BTC Hashrate during Q3 2025 as compared to Q3 2024	2	375	45,096	167%
Impact of difference in average BTC price in Q3 2025 as compared to Q3 2024	3		24,325	90%
Other Mining variance, Computational power sold in exchange for services variance, other revenues and change in Volta*			2,559	9%
BTC and revenues, including Volta*, for the three months ended September 30, 2025		535	69,245	156%

*9159-9290 Quebec Inc. (“Volta”) is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada.

Notes

[1]	Calculated as the difference in BTC earned in Q3 2025 compared to Q3 2024, based on the change in Network Difficulty, multiplied by Q3 2025 average BTC price earned.
[2]	Calculated as the difference in BTC earned in Q3 2025 compared to Q3 2024, based on the change in Bitfarms’ average Hashrate, multiplied by Q3 2025 average BTC price earned.
[3]	Calculated as the difference in average BTC price in Q3 2025 compared to Q3 2024 multiplied by BTC earned in Q3 2024.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues from continuing operations (Continued)

Q3 2025 v. Q3 2024 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for Q3 2025 and Q3 2024 by country:

Revenues	Three months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
United States	39,386	2,171	37,215	nm
Canada	29,859	24,901	4,958	20%
	69,245	27,072	42,173	156%

Average Operational Hashrate under Management*	Three months ended September 30,
(Average Hashrate in EH/s except where indicated)	2025	2024	Change	% Change
North America
United States	6.8	0.5	6.3	nm
Canada	5.5	5.6	(0.1)	(2)%
	12.3	6.1	6.2	102%

nm: not meaningful

*Average operational hashrate reflects the hashrate of the Miners that the Company owns and operates.

Bitfarms earned its revenues during Q3 2025 from its North American operations. The United States and Canada accounted for 57% and 43% of total revenues, respectively, compared to 8% and 92% in Q3 2024, respectively.

In Q3 2025, revenues from the Company’s operations in United States and Canada increased by $37.2 million and $5.0 million, respectively, compared to Q3 2024. The increases are mainly due to the average Hashrate increase of the United States operations of 6.3 EH/s, and the increase in average BTC price, partially offset by the increase in Network Difficulty. The Company’s acquisition of Stronghold’s facilities as part of the Stronghold Transaction contributed to 1.4 EH/s, or 23% of the Hashrate increase.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues from continuing operations (Continued)

YTD Q3 2025 v. YTD Q3 2024

Revenues were $179.1 million in YTD Q3 2025 compared to $95.5 million in YTD Q3 2024, an increase of $83.5 million, or 87%.

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q3 2025, compared to YTD Q3 2024, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ Hashrate, partially offset by the increase in Network Difficulty and lower BTC Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the nine months ended September 30, 2024		1,562	95,522	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during YTD Q3 2025	1	(611)	(55,251)	(58)%
Impact of increase in Network Difficulty during YTD Q3 2025 as compared to YTD Q3 2024	2	(1,034)	(103,096)	(107)%
Impact of increase in average Bitfarms’ BTC Hashrate during YTD Q3 2025 as compared to YTD Q3 2024	3	1,689	167,183	175%
Impact of difference in average BTC price in YTD Q3 2025 as compared to YTD Q3 2024	4		66,764	70%
Other Mining variance, Computational power sold in exchange for services variance, other revenues and change in Volta*			7,928	7%
BTC and revenues, including Volta*, for the nine months ended September 30, 2025		1,606	179,050	87%

*Volta is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada

Notes

[1]	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during YTD Q3 2025 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.
[2]	Calculated as the difference in BTC earned in YTD Q3 2025 compared to YTD Q3 2024, based on the change in Network Difficulty, multiplied by YTD Q3 2025 average BTC price earned.
[3]	Calculated as the difference in BTC earned in YTD Q3 2025 compared to YTD Q3 2024, based on the change in Bitfarms’ average Hashrate, multiplied by YTD Q3 2025 average BTC price earned.
[4]	Calculated as the difference in average BTC price in YTD Q3 2025 compared to YTD Q3 2024 multiplied by BTC earned in YTD Q3 2024.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues from continuing operations (Continued)

YTD Q3 2025 v. YTD Q3 2024 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for YTD Q3 2025 and YTD Q3 2024 by country:

Revenues	Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
United States	90,484	10,354	80,130	774%
Canada	88,566	85,168	3,398	4%
	179,050	95,522	83,528	87%

Average Hashrate under Management*	Nine months ended September 30,
(Average Hashrate in EH/s except where indicated)	2025	2024	Change	% Change
North America
United States	5.6	0.5	5.1	nm
Canada	5.8	4.6	1.2	26%
	11.4	5.1	6.3	124%

nm: not meaningful

*Average operational hashrate reflects the hashrate of the Miners that the Company owns and operates.

Bitfarms earned its revenues during YTD Q3 2025 from its North American operations. The United States and Canada accounted for 51% and 49% of total revenues, respectively, compared to 11% and 89% in YTD Q3 2024, respectively.

In YTD Q3 2025, revenues from the Company’s operations in United States and Canada increased by $80.1 million and $3.4 million, respectively, compared to YTD Q3 2024. The increases are mainly due to average hashrate increase of the United States and Canada operations of 5.1 EH/s and 1.2 EH/s, respectively, and the increases in average BTC price, partially offset by the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024. The Company’s acquisition of Stronghold facilities as part of the Stronghold Transaction contributed to 1.4 EH/s, or 22% of the Hashrate increase.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues from continuing operations

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Energy	(21,861)	(13,108)	(8,753)	67%	(57,153)	(44,620)	(12,533)	28%
Sales tax recovery - energy	—	—	—	(100)%	—	17,017	(17,017)	(100)%
Depreciation and amortization	(27,386)	(13,583)	(13,803)	102%	(73,773)	(91,884)	18,111	(20)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	8,760	(8,760)	(100)%
Hosting expenses	—	—	—	—%	(7,735)	—	(7,735)	(100)%
Infrastructure expenses	(21,799)	(1,284)	(20,515)	nm	(40,235)	(4,070)	(36,165)	889%
Electrical components and salaries	(1,081)	(1,097)	16	(1)%	(2,788)	(2,678)	(110)	4%
	(72,127)	(29,072)	(43,055)	148%	(181,684)	(117,475)	(64,209)	55%

nm: not meaningful

Q3 2025 v. Q3 2024

Bitfarms’ cost of revenues for Q3 2025 was $72.1 million, compared to $29.1 million for Q3 2024. The increase in cost of revenues was mainly attributable to:

●	$20.5 million increase in infrastructure expenses, mainly due to:
◦	$9.2 million non-recurring expense in customs duties following a determination by U.S. Customs and Border Protection’s regarding Miners imported by the Company in 2021, compared to nil in Q3 2024. Refer to Note 16 to the Financial Statements for more details; and
◦	$8.3 million increase related to operating expenses at the Panther Creek and Scrubgrass power plants, following the acquisition of Stronghold in the first quarter of 2025. The expenses included $3.9 million of labor costs and other employee benefits, $2.0 million of plant maintenance costs and $2.3 million of other operating expenses.
●	$8.8 million, or 67%, increase in energy expenses, mainly due to:
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 238 MW during Q3 2025 versus 133 MW for the same period in 2024, resulting in an increase in electricity costs of $5.3 million; and
◦	$11.6 million increase due to fuel expenses for the Panther Creek and Scrubgrass power plants following the acquisition of Stronghold in the first quarter of 2025, partially offset by renewable energy credits (“RECs”) and waste tax credits (“WTCs”) of $6.4 million and $1.9 million, respectively, in Q3 2025.
●	$13.8 million increase in non-cash depreciation and amortization expense as the Company added new Miners, power plants and electrical infrastructure.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues from continuing operations (Continued)

YTD Q3 2025 v. YTD Q3 2024

Bitfarms’ cost of revenues was $181.7 million for YTD Q3 2025 compared to $117.5 million for YTD Q3 2024. The increase in cost of revenues was mainly due to:

●	$36.1 million, or 889%, increase in infrastructure expenses, mainly due to:
◦	A $20.4 million increase related to operating expenses at the Panther Creek and Scrubgrass power plants following the acquisition of Stronghold in the first quarter of 2025. The expenses included $7.8 million of labor costs and other employee benefits, $7.9 million of plant maintenance costs and $4.7 million of other operating expenses; and
◦	A $9.2 million increase in non-recurring expense of customs duties following a determination by U.S. Customs and Border Protection’s regarding Miners imported by the Company in 2021, compared to nil in YTD Q3 2024. Refer to Note 16 to the Financial Statements for more details.
●	$12.5 million, or 28%, increase in energy expenses, mainly due to:
◦	A $23.5 million increase due to fuel expenses from its power plants to generate revenues following the acquisition of Stronghold in the first quarter of 2025, partially offset by RECs and WCTCs of $13.0 million and $4.0 million, respectively, in YTD Q3 2025; and
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 222 MW during YTD Q3 2025 versus 144 MW for the same period in 2024, resulting in an increase in electricity costs of $5.6 million.
●	$25.8 million sales tax recovery received in Q3 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in YTD Q3 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
●	A $7.7 million, or 100%, increase in hosting expenses, mainly due to:
◦	A $4.4 million increase in electricity costs incurred in Q1 2025 for the hosting of the Company’s Miners at the Panther Creek and Scrubgrass facilities prior to the acquisition of Stronghold; and
◦	A non-recurring increase of $3.3 million in hosting expenses as the Company had its Miners hosted at Stronghold’s Panther Creek and Scrubgrass facilities in the first quarter of 2025, prior to the acquisition of Stronghold.

These increases were partially offset by:

●	A $18.1 million decrease in non-cash depreciation and amortization expense due to the accelerated depreciation recorded in YTD Q3 2024 related to the upgrade program which decreased the anticipated useful life of older Miners. Refer to Note 12 - Property, Plant and Equipment to the 2024 Annual Financial Statements.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses from continuing operations

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Salaries and wages	(6,992)	(6,774)	(218)	3%	(19,630)	(15,777)	(3,853)	24%
Share-based payments	(2,851)	(4,968)	2,117	(43)%	(10,687)	(9,504)	(1,183)	12%
Professional services	(3,755)	(11,366)	7,611	(67)%	(13,067)	(18,077)	5,010	(28)%
Sales tax recovery - professional services	—	—	—	—%	—	1,389	(1,389)	(100)%
Insurance, duties and other	(2,507)	(1,514)	(993)	66%	(7,421)	(4,906)	(2,515)	51%
Travel, motor vehicle and meals	(491)	(310)	(181)	58%	(1,444)	(893)	(551)	62%
Telecom hosting and telecommunications	(127)	(57)	(70)	122%	(436)	(194)	(242)	125%
Advertising and promotion	(313)	(321)	8	(2)%	(1,518)	(600)	(918)	153%
Sales tax recovery - other general and administrative expenses	—	—	—	—%	—	753	(753)	(100)%
	(17,036)	(25,310)	8,274	(33)%	(54,203)	(47,809)	(6,394)	13%

Q3 2025 v. Q3 2024

Bitfarms’ general and administrative (“G&A”) expenses were $17.0 million in Q3 2025, compared to $25.3 million for Q3 2024. The decrease of $8.3 million, or 33%, was largely due to:

●	$7.6 million decrease in professional services mainly due to legal and accounting fees incurred in Q3 2024 associated with nonrecurring activities including (i) the Stronghold Transaction, (ii) the Strategic Alternatives Review Process as defined in the Company’s 2024 Annual MDA, (iii) the response to the shareholder dispute involving Riot Platforms, Inc. (“Riot”), including with respect to the implementation and defense of the shareholder rights plan adopted by the Company on June 20, 2024 and the Company entering into the Settlement Agreement, and (iv) the settlement of the employment claim against the Company brought by the Company’s former Chief Executive Officer (“CEO”), compared to nil in Q3 2025; and
●	$2.1 million decrease in share-based payments due to less total stock options, restricted stock units (“RSU”) and performance stock units (“PSUs”) granted with lower fair values and longer vesting periods during Q3 2025 compared to Q3 2024.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses from continuing operations (Continued)

YTD Q3 2025 v. YTD Q3 2024

For YTD Q3 2025, Bitfarms’ G&A expenses were $54.2 million, compared to $47.8 million for the same period in 2024. The increase in G&A expenses of $6.4 million, or 13%, was mainly due to:

●	$3.9 million increase in salaries and wages due to (i) the increase in the Company’s headcount in YTD Q3 2025 compared to YTD Q3 2024 to support the global expansion as well as merit and market-based adjustments and cost of living salary increases and (ii) the salaries paid to Stronghold employees following the acquisition in the first quarter of 2025;
●	$2.5 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion;
●	$2.1 million sales tax recovery received in YTD Q3 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in YTD Q3 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements; and

The increases were partially offset by:

●	$5.0 million decrease in professional services mainly due to legal and accounting fees incurred in YTD Q3 2024 associated with nonrecurring activities including (i) the Stronghold Transaction, (ii) the Strategic Alternatives Review Process as defined in the Company’s 2024 Annual MD&A, (iii) the response to the shareholder dispute involving Riot, including with respect to the implementation and defense of the shareholder rights plan adopted by the Company on June 20, 2024 and the Company entering into the Settlement Agreement, and (iv) the settlement of the employment claim against the Company brought by the Company’s former CEO, compared to nil in YTD Q3 2025.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial (expenses) income from continuing operations

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
(Loss) gain on revaluation of warrants	(26,340)	5,704	(32,044)	(562)%	(20,577)	13,289	(33,866)	(255)%
Gain (loss) on derivative assets and liabilities	12,135	(78)	12,213	nm	12,161	277	11,884	nm
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	945	—	945	100%
Loss on initial recognition of refundable deposits	(74)	(675)	601	(89)%	(74)	(675)	601	(89)%
Interest income	585	2,452	(1,867)	(76)%	1,921	5,174	(3,253)	(63)%
Interest on long-term debt and lease liabilities	(1,884)	(415)	(1,469)	354%	(4,591)	(1,092)	(3,499)	320%
(Loss) gain on exchange rates	(202)	104	(306)	(294)%	(450)	(917)	467	(51)%
Other financial (expenses) income	(3,869)	(224)	(3,645)	nm	(5,011)	331	(5,342)	nm
	(19,649)	6,868	(26,517)	(386)%	(15,676)	16,387	(32,063)	(196)%

nm: not meaningful

Q3 2025 v. Q3 2024

Bitfarms’ net financial expense was $19.6 million for Q3 2025, compared to a $6.9 million income for Q3 2024. The $26.5 million unfavorable change was primarily related to:

●	$32.0 million unfavorable change in (loss) gain on revaluation of warrants due to the increase in the fair value of the warrant liabilities for the 2023 private placement and Macquarie credit facility (the “2025 Warrants”) in Q3 2025 compared to the decrease in the fair value of the warrant liabilities for the 2023 private placements in Q3 2024;
●	$3.6 million unfavorable change in other financial income (expenses) mainly due to $2.7 million of non-recurring interest on customs duties described in Section 7C - Financial Performance (General & Administrative expenses from continuing operations) in Q3 2025, and the amortization of transactions fees related to the Macquarie credit facility;

The unfavorable change was partially offset by:

●	$12.2 million favorable change in gain (loss) on derivative assets and liabilities mainly due to a net gain of $13.3 million in Q3 2025 from the Bitcoin One Program, which includes a realized gain of $13.8 million on closed positions, partially offset by unrealized losses of $0.5 million on open positions. Refer to Section 11b - Capital Resources (Bitcoin One program for digital assets management).

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial (expenses) income from continuing operations (Continued)

YTD Q3 2025 v. YTD Q3 2024

Bitfarms’ net financial expense was $15.7 million for YTD Q3 2025, compared to a $16.4 million income for YTD Q3 2024. The $32.1 million unfavorable change was mainly due to:

●	$33.9 million unfavorable change in (loss) gain on revaluation of warrants due to the increase in the fair value of the warrant liabilities for the 2023 private placement and 2025 Warrants in YTD Q3 2025 compared to the decrease in the fair value of the warrant liabilities for the 2021 and 2023 private placements in YTD Q3 2024;
●	$5.3 million unfavorable change in other financial income (expenses) mainly due to $2.7 million non-recurring interest on customs duties described in Section 7C - Financial Performance (General & Administrative expenses from continuing operations) in YTD Q3 2025, and the amortization of transactions fees related to the Macquarie credit facility;
●	$3.5 million increase in interest on long-term debt and lease liabilities due to the interest on the Macquarie credit facility, and higher interest on lease liabilities in YTD Q3 2025 compared to YTD Q3 2024 due to new leases; and
●	$3.3 million decrease in interest income due to the Company’s lower average cash balance during YTD Q3 2025 compared to YTD Q3 2024. Refer to Section 11a - Liquidity and Capital Resources (Cash Flows) for details of the Company’s cash flows.

The unfavorable change was partially offset by:

●	$11.9 million increase in gain (loss) on derivative assets and liabilities mainly due to a net gain of $13.8 million in YTD Q3 2025 from the Bitcoin One Program, which includes a realized gain of $14.0 million on closed positions, partially offset by unrealized losses of $0.2 million on open positions. Refer to Section 11b - Capital Resources (Bitcoin One program for digital assets management).

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Discontinued Operations

In 2025, the Company began a significant transformation in its corporate strategy, pivoting away from its historical focus on Latin American Mining operations to concentrate on U.S. HPC/AI infrastructure market. This strategic realignment was driven by several key factors: the demand for AI compute capacity across North America, and the volatility and operational challenges in the Company’s Latin American operation jurisdictions. As a result of these strategic decisions and challenges, the Company classified certain of its Latin American assets as held for sale and its operations as discontinued operations.

Argentina’s operations as discontinued operations

In the second quarter of 2025, the Company’s energy supplier halted the supply of electricity to the Company’s Rio Cuarto, Argentina Bitcoin data center. Following this event, on August 11, 2025, the Company determined that it would discontinue and abandon its operations in Rio Cuarto, Argentina. The Company negotiated to eliminate its asset retirement obligation and reduced the reserved power to a minimum. As of September 30, 2025, the Argentina’s operations were abandoned and classified as a discontinued operation.

Paraguay’s operations as discontinued operations and assets held for sale

During the first quarter of 2025, the Company finalized the sale of its Yguazu Bitcoin data center in Paraguay. During the three months ended September 30, 2025, Management determined that the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were classified as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure projects in North America. The sale of the Paso Pe Bitcoin data center operations is anticipated to close within twelve months from the reporting date.

Refer to Note 22 - Discontinued Operations to the Financial Statements for more information on the results of Argentina’s and Paraguay’s operations and the impairment loss on the cash generating unit (“CGU”).

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION FROM CONTINUING OPERATIONS3

(U.S. $ in thousands except earnings per share)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenues	69,245	61,926	47,879	37,752	27,072	31,425	37,025	34,548
Net loss from continuing operations	(46,258)	(7,750)	(14,627)	21,405	(23,984)	(18,971)	(9,530)	(56,968)
Basic earnings (loss) per share from continuing operations	(0.08)	(0.05)	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)
Diluted earnings (loss) per share from continuing operations	(0.08)	(0.05)	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)

Net (loss) income before income taxes	(48,605)	(17,770)	(7,814)	12,064	(24,082)	(17,005)	(15,815)	(59,732)
Interest (income) and expense	1,299	1,649	(278)	(321)	(2,037)	(1,717)	(328)	63
Depreciation and amortization	27,386	27,270	19,117	15,048	13,583	45,856	32,445	16,251
Sales tax recovery - depreciation and amortization	—	—	—	—	—	(8,760)	—	—
EBITDA (1)	(19,920)	11,149	11,025	26,791	(12,536)	18,374	16,302	(43,418)
EBITDA margin (1)	(29)%	18%	23%	71%	(46)%	58%	44%	(126)%
Share-based payment	2,851	3,541	4,295	3,843	4,968	1,561	2,975	3,734
(Reversal of) revaluation loss on digital assets	—	—	—	—	—	—	—	(1,183)
Impairment of non-financial assets	9,102	—	—	—	3,628	—	—	2,270
Loss (gain) on revaluation of warrants	26,340	(145)	(5,618)	(6,314)	(5,704)	1,455	(9,040)	42,760
Gain on settlement of Refundable Hosting Deposits	—	—	(945)	—	—	—	—	—
Costs not associated with ongoing operations	9,244	—	1,671	1,287	9,383	3,096	—	—
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (2)	—	—	—	—	—	(18,468)	2,387	2,485
Net financial expenses and other	(8,054)	(5,417)	(581)	(18,163)	2,459	2,385	620	1,608
Adjusted EBITDA (1)	19,563	9,128	9,847	7,444	2,198	8,403	13,244	8,256
Adjusted EBITDA margin (1)	28%	15%	21%	20%	8%	27%	36%	24%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[3]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION FROM CONTINUING OPERATIONS (Continued)

Although the BTC Mining industry experiences volatility, BTC prices are not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The Company’s had operations in Quebec, Canada, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State, United States, that were powered by the Grant County Power Utility District; as well as operations in Pennsylvania, United States, that were powered by Stronghold and the PJM Interconnection Merchant Market. Among other phenomena, changing weather in Quebec (Canada), Washington State and Pennsylvania (United States) may impact seasonal electricity needs and costs. Periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification may reduce the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q3 2025 details, refer to Section 8A - Financial Performance (Revenues); Section 11A - Liquidity and Capital Resources (Cash Flows); and Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects (United States Expansion and Canada Expansion) of this MD&A.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures from continuing operations1

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 22 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) expenses related to hosting and energy revenues; (iv) purchase of electrical components and other expenses; (v) electrician salaries and payroll taxes; and (vi) sales tax recovery.

●     To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the gross profitability of the Company’s digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     To provide the users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

●     Used by Management to facilitate comparisons of cash operating performance excluding the impact of charges and credits associated with financing the operations and growth of the Company from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.

●     To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core operations across time periods.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

[1]	The definitions exclude the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures from continuing operations (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) expenses related to hosting and energy revenues; (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) infrastructure; (vi) sales tax recovery; and (vii) other direct expenses.

●     To assess the Company’s power and hosting costs, the largest variable expense in Mining.

●     To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost and marginal cost for its core digital asset Mining operations across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) non-cash service expense; (iii) expenses related to hosting and energy revenues; (iv) purchases of electrical components; (v) electrician salaries and payroll taxes; (vi) share-based payment; (vii) other direct expenses; (viii) sales tax recovery; and (ix) other non-recurring items that do not reflect the core performance of the Company.

●     To assess the total cash cost of the Company’s core digital asset Mining operations.

●     To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●     To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●     To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●     Useful for providing users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios from continuing operations

Ratios	Definition	Purpose
Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●     To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●     To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●     To assess the Company’s power costs, the largest variable expense in Mining.

●     To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●     To assess the total cash cost of the Company’s core digital asset Mining operations.

●     To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●     Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA from Continuing Operations[2]

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%

Net loss before income taxes	(48,605)	(24,082)	(24,523)	102%	(74,189)	(56,902)	(17,287)	30%
Interest income (expense)	1,299	(2,037)	3,336	(164)%	2,670	(4,082)	6,752	(165)%
Depreciation and amortization	27,386	13,583	13,803	102%	73,773	91,884	(18,111)	(20)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	(8,760)	8,760	100%
EBITDA	(19,920)	(12,536)	(7,384)	59%	2,254	22,140	(19,886)	(90)%
EBITDA margin	(29)%	(46)%	—	—	1%	23%	—	—
Share-based payment	2,851	4,968	(2,117)	(43)%	10,687	9,504	1,183	12%
Impairment of non-financial assets	9,102	3,628	5,474	151%	9,102	3,628	5,474	151%
Loss (gain) on revaluation of warrants	26,340	(5,704)	32,044	nm	20,577	(13,289)	33,866	nm
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	(945)	—	(945)	100%
Costs not associated with ongoing operations	9,244	9,383	(139)	(1)%	10,915	12,479	(1,564)	(13)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	—	—	—%	—	(16,081)	16,081	100%
Net financial (income) expense and other	(8,054)	2,459	(10,513)	(428)%	(14,052)	5,464	(19,516)	(357)%
Adjusted EBITDA	19,563	2,198	17,365	790%	38,538	23,845	14,693	62%
Adjusted EBITDA margin	28%	8%	—	—	22%	25%	—	—

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin from Continuing Operations[4]

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Gross loss	(2,882)	(2,000)	(882)	44%	(2,634)	(21,953)	19,319	(88)%
Non-Mining revenues¹	(8,806)	(1,451)	(7,355)	507%	(17,299)	(3,510)	(13,789)	393%
Depreciation and amortization	27,386	13,583	13,803	102%	73,773	91,884	(18,111)	(20)%
Expenses related to hosting and energy revenues	4,312	—	4,312	100%	12,308	—	12,308	100%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	(8,760)	8,760	100%
Electrical components and salaries	1,081	1,097	(16)	(1)%	2,788	2,678	110	4%
Sales tax recovery - prior years - energy and infrastructure²	—	—	—	100%	—	(14,338)	14,338	100%
Other	—	13	(13)	(100)%	—	1,222	(1,222)	100%
Gross Mining profit	21,091	11,242	9,849	88%	68,936	47,223	21,713	46%
Gross Mining margin	35%	44%	—	—	43%	51%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	69,245	27,072	42,173	156%	179,050	95,522	83,528	87%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(60,439)	(25,621)	(34,818)	136%	(161,751)	(92,012)	(69,739)	76%
Non-Mining revenues	8,806	1,451	7,355	507%	17,299	3,510	13,789	393%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.
(4)	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC from Continuing Operations[2]

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	72,127	29,072	43,055	148%	181,684	117,475	64,209	55%
Depreciation and amortization	(27,386)	(13,583)	(13,803)	102%	(73,773)	(91,884)	18,111	(20)%
Expenses related to hosting and energy revenues	(2,034)	—	(2,034)	(100)%	(5,039)	—	(5,039)	(100)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	8,760	(8,760)	(100)%
Electrical components and salaries	(1,081)	(1,097)	16	(1)%	(2,788)	(2,678)	(110)	4%
Infrastructure expenses	(21,799)	(1,284)	(20,515)	nm	(40,235)	(4,070)	(36,165)	889%
Infrastructure expenses related to self-producing energy for mining	5,212	—	5,212	100%	13,498	—	13,498	100%
Sales tax recovery - prior years - energy and infrastructure (1)	—	—	—	—%	—	14,338	(14,338)	(100)%
Direct Cost	25,039	13,108	11,931	91%	73,347	41,941	31,406	75%

Quantity of BTC earned	520	414	106	26%	1,570	1,562	8	1%
Direct Cost per BTC (in U.S. dollars)	48,200	31,700	16,500	52%	46,700	26,900	19,800	74%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure has been allocated to its respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

D.          Calculation of Total Cash Cost and Total Cash Cost per BTC from Continuing Operations3

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	72,127	29,072	43,055	148%	181,684	117,475	64,209	55%
General and administrative expenses	17,036	25,310	(8,274)	(33)%	54,203	47,809	6,394	13%
	89,163	54,382	34,781	64%	235,887	165,284	70,603	43%
Depreciation and amortization	(27,386)	(13,583)	(13,803)	102%	(73,773)	(91,884)	18,111	(20)%
Sales tax recovery - depreciation and amortization	—	—	—	—%	—	8,760	(8,760)	(100)%
Expenses related to hosting and energy revenues	(4,714)	—	(4,714)	(100)%	(13,216)	—	(13,216)	(100)%
Non-cash service expense (2)	(1,027)	(564)	(463)	82%	(2,777)	(564)	(2,213)	392%
Electrical components and salaries	(1,081)	(1,097)	16	(1)%	(2,788)	(2,678)	(110)	4%
Share-based payment	(2,851)	(4,968)	2,117	(43)%	(10,687)	(9,504)	(1,183)	12%
Costs not associated with ongoing operations	(9,244)	(9,383)	139	(1)%	(10,915)	(12,479)	1,564	(13)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	—	—	—%	—	16,081	(16,081)	(100)%
Other	—	(2,500)	2,500	100%	—	(5,659)	5,659	100%
Total Cash Cost	42,860	22,287	20,573	92%	121,731	67,357	54,374	81%

Quantity of BTC earned	520	414	106	26%	1,570	1,562	8	1%
Total Cash Cost per BTC (in U.S. dollars)	82,400	53,800	28,600	53%	77,500	43,100	34,400	80%

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.
[3]	This data excludes the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company may require additional funds to complete its 2025 and 2026 growth plans discussed in Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the U.S. dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election resulting in the election of a new president, Javier Milei. Many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023.

On April 11, 2025, the International Monetary Fund approved a new $20 billion, 48-month support program for Argentina. At the same time, the Central Bank of Argentina introduced a floating exchange rate system ranging from 1,000 to 1,400 ARS per USD, gradually widening about 1% per month. The central bank will intervene if rates move outside this band, directly affecting the money supply. Capital and currency controls were also eased, improving access to the official exchange market for individuals, businesses, importers, and foreign dividend payments (from 2025 onward). The central bank has issued BOPREAL bonds to address pre-2025 undistributed dividends.

In addition, the United States government announced in October 2025 efforts to support Argentina with approximately $40.0 billion in total funding, including $20.0 billion through currency exchange stabilization measures and $20.0 billion in loans facilitated by major U.S. banks. These initiatives aim to strengthen Argentina’s foreign reserves, stabilize the peso, and enhance liquidity in the financial system.

The full impact of these changes on Bitfarms remains uncertain as of the date this MD&A.

The Company sent funds periodically to its Argentinian subsidiary to fund its expansion and operations based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provided Hashrate services for a market-based fee to its Canadian parent which, in turn, purchased that Hashrate to consolidate and sell to a third-party Mining Pool for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows[1]

	Nine months ended September 30,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
Cash, beginning of the period	59,542	84,038	(24,496)	(29)%
Cash flows from (used in):
Operating activities	(152,944)	(97,160)	(55,784)	57%
Investing activities	120,180	(157,598)	277,778	176%
Financing activities	85,082	243,664	(158,582)	(65)%
Exchange rate differences on currency translation	92	(31)	123	397%
Cash and restricted cash, end of the period	111,952	72,913	39,039	54%

Cash Flows used in Operating Activities

Cash flows used in operating activities increased by $55.8 million during YTD Q3 2025 compared to YTD Q3 2024. The Company’s operating cash flows are negative as the proceeds from the BTC sold from its Mining operations are classified within investing activities.

The increase in cash flow used in operating activities is driven primarily by:

●	Higher cash G&A expenses from continuing operations, net of sales tax refund, of $5.2 million as explained in Section 8C - Financial Performance - General & Administrative expenses of this MD&A; and
●	Higher cash energy costs of $29.5 million from continuing operations, including the sales tax recovery of $17.0 million recognized during YTD Q3 2024 for energy costs, and infrastructure expenses of $36.2 million, as explained in Section 8B - Financial Performance - Cost of Revenues of this MD&A.

The increase was partially offset by:

●	An increase in working capital of $23.5 million as explained in Section 12 - Financial Position of this MD&A.

[1]	Cash flows include the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows[1] (Continued)

Cash Flows from Investing Activities

Cash flows from investing activities increased by $277.8 million during YTD Q3 2025 compared to YTD Q3 2024. The increase in cash flow from investing activities is driven primarily by:

●	An increase in proceeds from sale of digital assets earned of $48.0 million as a result of higher BTC prices when selling 1,665 BTC in YTD Q3 2025 compared to lower BTC prices when selling 1,917 BTC in YTD Q3 2024;
●	$58.1 million of net additions of PPE during YTD Q3 2025, compared to $166.1 million for the same period in 2024, primarily due to the acquisition of Miners and infrastructure build-out;
●	$7.8 million of refundable deposits paid in YTD Q3 2024, compared to nil in YTD Q3 2025;
●	$13.3 million of net proceeds from disposition of derivative assets and liabilities in YTD Q3 2025, as described in Note 10 - Derivative Assets and Liabilities to the Financial Statements, compared to nil in YTD Q3 2024; and
●	$0.8 million in advance payments YTD Q3 2025, compared to $96.5 million in advanced payments during YTD Q3 2024, mainly for the fleet upgrade; and
●	$63.0 million of proceeds received from the sale of the Yguazu Mining Site, as described in Note 6 - Sale of the Yguazu Mining Site to the Financial Statements.

The increase was partially offset by:

●	The acquisition of Stronghold which included $48.1 million of cash payment in YTD Q3 2025, as described in Note 5 - Business Combination to the Financial Statements, compared to nil in YTD Q3 2024.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $158.6 million from $243.7 million for YTD Q3 2024 to $85.1 million for YTD Q3 2025.

YTD Q3 2025

●	The Company raised:
◦	$50.0 million through the Macquarie credit facility and incurred $3.2 million of professional fees;
◦	$38.0 million of net proceeds from its 2024 ATM Program as discussed below; and
◦	$11.4 million of net proceeds from the exercise of stock options and warrants.
●	The amounts raised were partially offset by payment of $10.0 million related to share purchased and cancelled.

YTD Q3 2024

●	The Company raised:
◦	$240.3 million of net proceeds from its 2024 ATM Program as discussed below; and
◦	$8.6 million of net proceeds from the exercise of stock options and warrants.
●	The amounts raised were partially offset by scheduled and one-time payments relating to the principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024.
[1]	Cash flows include the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows[1] (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program for aggregate gross proceeds of up to $375.0 million. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

The Company filed amended and restated prospectus supplements dated October 4, 2024, and December 17, 2024, providing disclosure regarding the Stronghold Transaction and the restatement of the Company’s 2023 annual consolidated financial statements and MD&A for the year ended December 31, 2023 and interim consolidated financial statements and MD&A for the nine months ended September 30, 2024, respectively, and amending and restating the March Supplement, to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

On October 7, 2025, the 2024 ATM Program was completed, as the Company issued a total of 165,091,099 common shares in exchange for gross proceeds of $375.0 million, receiving net proceeds of $363.2 million since the inception of the 2024 ATM Program.

Q3 2025 v. Q3 2024

During the three months ended September 30, 2025, the Company issued 4,726,499 common shares through the 2024 ATM Program in exchange for gross proceeds of $14.9 million at an average share price of approximately $3.15. The Company received net proceeds of $14.4 million after paying commissions of $0.4 million to the sales agent.

During the three months ended September 30, 2024, the Company issued 25,127,177 common shares through the 2024 ATM Program in exchange for gross proceeds of $67.9 million at an average share price of approximately $2.70. The Company received net proceeds of $65.8 million after paying commissions of $2.0 million to the sales agent, in addition to $0.1 million of other transaction fees.

[1]	Cash flows include the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows[1] (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program (Continued)

YTD Q3 2025 v. YTD Q3 2024

During YTD Q3 2025, the Company issued 19,171,142 common shares in the 2024 ATM Program in exchange for gross proceeds of $39.3 million at an average share price of approximately $2.05. The Company received net proceeds of $38.0 million after paying commissions of $1.2 million to the sales agent.

During YTD Q3 2024, the Company issued 109,323,321 common shares in the 2024 ATM program in exchange for gross proceeds of $248.1 million at an average share price of approximately $2.27. The Company received net proceeds of $240.3 million after paying commissions of $7.4 million to the sales agent, in addition to $0.4 million of other transaction fees. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

Use of Proceeds

The Company has used the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s major Mining capital expenditure program, as described in Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. The Company does not intend to make significant further capital investments in mining in the near future as it emphasizes its HPC data center development. Described below are the actual use of proceeds from the commencement of the 2024 ATM Program through September 30, 2025:

(U.S. $ in thousands except where indicated) Categories	Use of proceeds from March 11, 2024 to September 30, 2025
Miner fleet upgrade	222,261
Paso Pe (Paraguay) expansion[1]	27,506
Baie-Comeau (Canada) expansion	9,200
Yguazu (Paraguay) expansion[2]	31,506
Stronghold (United States) expansion	38,043
Used proceeds	328,516
Commissions to sales agents and other transaction costs	10,672
Total proceeds raised	339,188
Maximum proceeds available	375,000
Remaining proceeds available	35,812

[1]	Cash flows include the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.
2	During the first quarter of 2025, the Company finalized the sale of its Yguazu mining site in Paraguay.

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows[1] (Continued)

Cash Flows from Financing Activities (Continued)

Private Placements

YTD Q3 2025 v. YTD Q3 2024

During YTD Q3 2025, 1,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 1,111,111 common shares for proceeds of approximately $1.3 million. In addition, 111,111 broker warrants were exercised on a cashless basis in exchange for 65,672 common shares. During YTD Q3 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately $6.0 million.

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating and growth activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing and the availability of financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 and 2026 expansion plans and to complete construction of additional HPC data centers, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

In October 2025, the Company drew an additional $50.0 million from the Macquarie credit facility and completed an offering of $588.0 million aggregate principal amount of convertible senior notes which included an option by the initial purchasers to purchase $88.0 million aggregate amount of convertible senior notes. Net proceeds were approximately $500.0 million after transaction fees and approximately $68.0 million was used to fund a 125% capped call transaction. Refer to Note 29 to the Financial Statements for more details.

[1]	Cash flows include the discontinued operations in Rio Cuarto, Argentina and in Paraguay. On May 12, 2025, the Company’s energy provider GMSA, halted the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant, which was abandoned by September 30, 2025. Additionally, as of September 30, 2025, the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were designated as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure in North America. Refer to Section 8 - Financial performance (Discontinued operations) and Section 18 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025) of this MD&A.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

In November 2025, the Company entered into a purchase commitment of $128.7 million, payable over the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1, 2022, Management received approval from the Board to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions and the Company’s projected financing requirements justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in YTD Q3 2025, which was used to fund operations and expansion plans:

(U.S. $ in thousands except where indicated)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024
Quantity of BTC sold	185	1,052	428
Total proceeds	21,561	100,471	37,263

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 1,658 BTC as of September 30, 2025, of which 157 BTC are restricted and relate to the deposits for Miners with the option to redeem the restricted BTC, valued at approximately $189.2 million based on a BTC price of approximately $114,100, as of September 30, 2025.

Custody of digital assets

The Company’s BTC received from the Mining pool operators for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of November 12, 2025, the Company has 1,827 BTC, valued at $186.4 million on its balance sheet, based on a price of $102,000 per BTC. As of the date of this MD&A, 1,745 BTC or 96% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital with the remaining 82 BTC or 4% held by third parties and classified as restricted digital assets in the statement of financial position.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets (Continued)

Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of $100.0 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on October 30, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Bitcoin One program for digital assets management

In February 2025, the Board approved the launch of the Bitcoin One initiative as the successor to the Company’s retired hedging program and Synthetic HODL program for digital assets management, which was deployed in February 2025. Bitcoin One was a quantitative investment multi-strategy program that employs leverage to accelerate BTC accumulation. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin One to be actively managed and participate in volatility-targeting strategies.

Bitcoin One focused on active BTC treasury management through discretionary and rules-based trading algorithms and an active managed volatility targeting program that trades crypto volatility as an asset class and harvests the risk premium that arises from that volatility.

The Company created a “Synthetic BTC” by utilizing long call options on BTC and a funding mechanism. The call option may generate exponentially higher returns than BTC as price increases. However, in the event of a decrease in the price of BTC, such call options may lose a significant amount or the entirety of their value. There can be no guarantee that the price of BTC increases or otherwise remains at price such that the call options maintain or increase in value. The funding mechanism provided the means to pay for the premium of the call option, typically involved selling insurance to market participants such as hedgers and/or extracted a risk premium from structural features in BTC volatility.

Using Synthetic BTC alongside conventional HODL allowed the Company to be more adaptive and aggressive towards BTC. The Synthetic BTC used call options that may outperform BTC and may optimize capital efficiency through call option funding mechanisms. The performance and innovation of Synthetic BTCs alongside the Company’s conventional treasury positioned the Company for an aggressive play on BTC and enables its investors to benefit from a truly unique BTC treasury strategy.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Bitcoin One program for digital assets management (Continued)

As a result of the strategic review of the Bitcoin One program initiated on August 1, 2025, the Company closed all remaining positions under the Bitcoin One program during Q3 2025 and implemented a new program, Bitcoin 2.1. Bitcoin 2.1 is a multi-strategy program that primarily sells both short and long dated out of the money calls on the Bitcoin in treasury and future Bitcoin production in order to offset Bitcoin production costs and potentially achieve higher revenues per BTC sold. Bitcoin 2.1 is designed as a low-cost and low-risk funding mechanism for energy infrastructure investments and has no objective around BTC accumulation. The integration of Bitcoin 2.1 outcomes may or may not reduce the Company’s total cash cost per BTC, supporting ongoing efforts to optimize costs. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin 2.1 to be actively managed and participate in volatility-targeting strategies.

During the three and nine months ended September 30, 2025, the Company incurred a net gain of $13.3 million and $13.8 million, respectively, which consisted of unrealized losses on open positions of $0.5 million and $0.2 million, respectively, and realized gains on closed positions of $13.8 million and $14.0 million, respectively.

During the three and nine months ended September 30, 2025, total cash cost per BTC would be reduced to $55,200 and $64,900, respectively, after considering the realized and unrealized gain on BTC option contracts.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of September 30, 2025:

(U.S. $ in thousands)	2025	2026	2027	2028	2029 +	Total
Trade accounts payable and accrued liabilities	36,369	—	—	—	—	36,369
Long-term debt	1,273	4,679	56,757	489	3,300	66,498
Lease liabilities	998	4,473	4,389	3,926	15,807	29,593
	38,640	9,152	61,146	4,415	19,107	132,460

D.	Lawsuits

The following table summarizes the Company’s resolved legal cases from Stronghold which have accrued balances as of September 30, 2025:

(U.S. $ in thousands)		As of September 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	1,825	—
Total settlement accruals		2,890	—
Current portion		(1,635)	—
Effect of discounting		(67)	—
Non-current portion		1,188	—

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits (Continued)

The undiscounted legal settlement accruals amounted to $2.9 million as of September 30, 2025 and were recorded in accounts payable and accrued liabilities and other non-current liabilities in the consolidated statements of financial position of the Financial Statements (December 31, 2024: nil).

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff. On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $0.7 million in capacity revenues received during the relevant period; (b) pay a civil penalty of $0.7 million ,for a total of $1.4 million to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $0.4 million, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $0.1 million on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of September 30, 2025, the settlement accrual was $1.1 million and represents the 8 remaining installment payments.

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4.8 million in cash and 25 BTC. On January 15, 2025, $2.5 million was covered by the Company’s insurance providers and Stronghold paid the remaining $2.3 million into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of September 30, 2025, the settlement accrual was $1.8 million and represents the value of the remaining 16 BTC to be paid.

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits (Continued)

iii. Class Action Lawsuit

On May 9, 2025, and as amended on October 21, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case now titled In re: Bitfarms Securities Litigation, case no 1:25-cv-02630. Co-Lead Plaintiffs Zhao Jun, Gong Lanfang, Michael Pearl, Kazim Khan, and Michael Lawarre sued Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas and Geoffrey Morphy alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its former CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recorded as of September 30, 2025. The Company intends to vigorously defend itself in this matter.

E.	Commitments

The Company is committed to purchase the following property, plant and equipment as of September 30, 2025:

(U.S. $ in thousands except where indicated)	Note	2025	2026
Land	i.	5,348	—
HPC/AI infrastructure projects		1,289	—
HPC/AI infrastructure projects in Sharon, Pennsylvania, United States		—	14,775
		6,637	14,775

i.	Agreements to purchase land

In August 2025, the Company entered into agreements to purchase 3 acres of land in Washington State, United States and 181 acres of land in Pennsylvania, United States for $1.9 million and $3.5 million, respectively.

ii.	Subsequent to September 30, 2025

In November 2025, the Company entered into a purchase commitment of $128.7 million, payable over the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

F.	Contingent Liability

As the Company continues to periodically import products into the United States, it is subject to review by the CBP regarding the classification and origin of such imports. Refer to Note 16 for more details regarding the Company's Miners imported in 2021. There were no Miners imported into the United States in 2022 or 2023; and for 2024 and 2025, the Company has not received any assessment or communication of a potential assessment.

Furthermore, the Company took several steps to ensure compliance with CBP rules and regulations by sourcing non-Chinese origin equipment including, but not limited to, the specifications of which non-Chinese production facilities could be supplied under our purchase agreements with Bitmain Development PTE. Ltd., in person factory inspections by the Company's employees to verify production, and the collection of various importation documents that confer non-Chinese origin. While the Company has addressed certain concerns related to previous importations, additional assessments may be made by the CBP in connection with other importations.

The Company imported 9,399 and 34,179 Miners in the United States during 2024 and 2025, respectively, and had delivered asset values of $25.8 million and $130.7 million, respectively. Importation tariffs from China were 22.4% in 2024 and fluctuated between 22.4% and 150.5% in 2025. Any assessments made on previous importations by the CBP could also include penalties and interest.

At this time, while the Company believes it has taken the appropriate steps to reduce the risk of potential exposure, the Company is unable to predict the outcome of any future assessments or to reasonably estimate the amount, if any, that may be payable in connection with these matters. The facts surrounding each importation may vary and the Company reserves the right and may challenge any assessments.

12. FINANCIAL POSITION

A.	Working Capital

	As of September 30,	As of December 31,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
Total Current Assets	374,710	213,709	161,001	75%
Total Current Liabilities	117,052	36,270	80,782	223%
Working Capital	257,658	177,439	80,219	45%

The Company continues to place importance on maintaining sufficient liquidity to fund its HPC/AI development activities. The Company also anticipates requiring additional funds to complete its 2025 and 2026 growth plans discussed in Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects of this MD&A. As of September 30, 2025, Bitfarms had working capital of $257.7 million, compared to $177.4 million as of December 31, 2024.

The increase in working capital was mostly due to:

●	A $69.1 million increase in digital assets resulting from the increase in the BTC price during YTD Q3 2025 and by the Company’s balance increasing by 373 BTC;
●	A $27.4 million increase in cash as explained by the cash flows. Refer to Section 11A - Liquidity and Capital Resources - Cash flows of this MD&A;
●	A $58.8 million increase in assets held for sale mainly due to i) the timing of the Miners swap order signed in July 2025, as not all Miners designated for return had been returned to the supplier and not all Miners received and intended for sale had been sold by period end during YTD Q3 2025, and ii) the reclassification of the assets of the Paso Pe facility as held for sale for $35.9 million;

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION (Continued)

A.	Working Capital (Continued)
●	A $5.8 million increase in inventories mainly attributable to (i) the acquisition of Stronghold as explained in Note 5 to the Financial Statements, (ii) the acquisition of mining repairs equipment and (iii) the accelerated purchase of inventories to buildup stock in anticipation of United States tariffs; and
●	A $9.4 million increase in RECs and WTCs derived from Stronghold’s refuse operations.

The increase was partially offset by:

●	A $42.6 million increase in trade payables and accrued liabilities mainly due to i) $23.5 million attributable to the acquisition of Stronghold as explained in Note 5 to the Financial Statements, ii)the accrued liability of $9.2 million related to custom duties as explained in Note 16 to the Financial Statements, and iii) $9.1 million in liabilities related to assets held for sale in connection with the Miners swap order signed in July 2025, for which the Company received all of the Miners from the supplier but had not yet completed the return of all Miners that it had previously agreed to return.
●	A $21.1 million increase in warrant liabilities due to the subsequent increase in the fair value revaluation of the warrants from the 2023 private placements and 2025 Warrants as a result of the increase in the Company’s share price;
●	A $15.3 million increase in redemption obligations, which represented the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. No redemption obligations were recorded as of December 31, 2024, as the Miners ordered, for which a deposit payment in BTC was made, had not yet been shipped; and
●	A $8.4 million decrease in short-term prepaid deposits mainly related to the usage up to May 2025 of the prepayment of electricity to its energy supplier in Argentina during FY 2024, and the subsequent write down of the remaining portion of the prepayment.

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of September 30,	As of December 31,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
Canada	77,770	117,615	(39,845)	(34)%
United States	282,088	62,854	219,234	349%
	359,858	180,469	179,389	99%
South America
Paraguay	—	112,452	(112,452)	(100)%
Argentina	12	55,604	(55,592)	(100)%
	12	168,056	(168,044)	(100)%
	359,870	348,525	11,345	3%

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment (Continued)

As of September 30, 2025, Bitfarms had PPE of $359.9 million, compared to $348.5 million as of December 31, 2024. The increase of $11.3 million, or 3%, was primarily due to:

●	The $219.2 million increase in United States PPE mainly due to the $152.3 million increase from the acquisition of Stronghold as explained in Note 5 to the Financial Statements as well as ongoing expansion investments in the United States. Refer to section 7b - Expansion Projects (United States Expansion).

The increase was partially offset by:

●	The $112.5 million decrease in Paraguay PPE primarily due to the reclassification of the assets of the Paso Pe Mining Site to assets held for sale after a $30.9 million impairment loss was recorded to adjust the value of the assets to fair value less costs to sell and the sale of the Yguazu Mining Site;
●	The $55.6 million decrease in Argentina PPE due to impairment, the reclassification to assets held for sale and the activities being discontinued in the second quarter of 2025; and
●	The $39.8 million decrease in Canada PPE mainly due to regular depreciation, which exceeded Miners fleet upgrade.

13. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 21 to the Financial Statements and Note 23 to the 2024 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

14. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 24 to the 2024 Annual Financial Statements.

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

52	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weakness

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, Management identified that the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2022, which was reflected in the comparative period for the consolidated financial statements of the Company for the year ended December 31, 2023 filed on December 9, 2024.

In the fourth quarter of 2024, Management also identified a material error in the statements of cash flows, resulting in a reclassification of sales of digital assets from cash flows from operations to cash flows from investing activities. These errors, which impacted the consolidated financial statements for the year ended December 31, 2023 and 2022, were corrected with the filing of Amendment No. 1 to the Annual Report on Form 40-F for fiscal year ended December 31, 2023.

Management concluded that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness in ICFR as of December 31, 2024. Management concluded that the Company’s ICFR as of December 31, 2024 was not effective because of the material weakness.

Remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants and Certified Public Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex transactions and review of financial statements. Management’s efforts to hire more CPAs and involving the Company’s legal counsel and third-party consultants to assist with complex transactions were in place at the end of 2024, and its remediation plan is expected to be completed after review and testing of controls during 2025.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025.

53	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Remediation plan (Continued)

The Company believes that the design implementation of the revised control is complete, the validation and testing of the operating effectiveness of the internal control over a sustained period of financial reporting cycles will be required before it is considered remediated.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on July 1, 2025 and ended September 30, 2025.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

In March 2025, the Company acquired Stronghold in the Stronghold Transaction. The Company is currently in the process of evaluating and integrating Stronghold’s controls over financial reporting, which may result in changes or additions to the Company’s internal control over financial reporting. Under guidelines established by the SEC and in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. In the Company’s assessment of the scope of disclosure controls and procedures and internal control over financial reporting, the Company has excluded the controls, policies and procedures of Stronghold from the assessment of internal control over financial reporting at September 30, 2025. The Company will continue to evaluate the effectiveness of internal controls over financial reporting as the Company completes the integration of Stronghold.

From March 15, 2025 (the first day following the acquisition) to September 30, 2025, Stronghold generated revenue of $55.2 million and net income of $6.4 million. As of September 30, 2025, Stronghold’s current assets and current liabilities represented approximately 12.4% and 18.4% of the Company’s consolidated current assets and current liabilities, respectively.

54	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. SHARE CAPITAL

As of the date of this MD&A, the Company has 597,923,486 common shares outstanding, 12,695,854 vested and 4,396,863 unvested stock options, 19,238,241 warrants outstanding, 4,710,394 restricted stock units and 4,349,985 performance stock units. There are no preferred shares or any other classes of shares outstanding.

17. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Canada

The Company operates a total of eight data centers with an aggregate energized power capacity of 170 MW located in the Province of Quebec, Canada. Refer to Section 7 - Expansion Projects - D. Canada Expansion of this MD&A.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

United States

The Company operates four data centers with an aggregate energized power capacity of 171 MW located in the State of Washington and in Pennsylvania, United States. Energy for two of the four data centers is derived from the Company’s power facilities and/or the grid. Refer to Section 7 - Expansion Projects (B. United States Expansion) of this MD&A.

There are no material restrictions in the State of Washington and in Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in the State of Washington or in Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Paraguay

The Company operates one data center with an energized power capacity of 70 MW located in the city of Villarrica, Paraguay. Refer to Section 7 - HPC/AI Infrastructure and BTC Mining Expansion Projects - C. Paraguay Expansion of this MD&A. As of September 30, 2025, the Paso Pe operations met the criteria to be classified as held for sale, and all operations in Paraguay were classified as discontinued operations.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

55	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. REGULATORY COMPLIANCE (Continued)

Argentina

On April 30, 2025, the Company was informed that GMSA, a subsidiary of Grupo Albanesi, appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt. As a result, the Company’s operations in Rio Cuarto have been suspended due to a halt in the Rio Cuarto operations’ supply of electrical power since May 12, 2025.

The Company abandoned its 58 MW data center by September 30, 2025.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

18. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and Section 18 - Risk Factor in the 2024 AIF. These risks and uncertainties have not materially changed during the nine months ended September 30, 2025, other than the risks as described below, and are hereby incorporated by reference.

The Company is currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may divert management’s attention.

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current Chief Executive Officer, its Chief Financial Officer and its former Chief Executive Officer made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting (refer to Section 10D - Capital Resources (Lawsuits)). The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss arising from this lawsuit. The Company intends to vigorously defend itself in this matter.

56	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

The Company is currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may divert management’s attention. (Continued)

There may be additional suits or proceedings brought against the Company in the future. Monitoring and defending against legal actions, whether or not meritorious, consumes time and resources from the Company’s Management and detracts from the Company’s ability to fully focus its internal resources on its business activities. The durations of legal actions cannot be predicted, and they are subject to several factors outside of the Company’s control. In addition, the Company may incur substantial legal fees and other costs in connection with litigation and there can be no guarantee that the Company achieves a successful outcome in any legal actions in which it is involved, in whole or in part. The Company has not at this time established any reserves for any potential liability relating to these lawsuits. It is possible that the Company could, in the future, incur judgment or enter into settlement of claims for monetary damages. A decision adverse to the Company’s interests in this lawsuit (or any future lawsuits, whether related or not) could result in the payment of substantial damages and could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the uncertainty of the currently pending lawsuit could lead to volatility in the price of the Company’s common shares.

The Company’s operations in Rio Cuarto were suspended due to a halt in its supply of electrical power on May 12, 2025.

The Company’s data center in Rio Cuarto receives electricity pursuant to a power contract with Generacion Mediterranea S.A (“GMSA”), a subsidiary of Grupo Albanesi. Grupo Albanesi is a private corporate group organized pursuant to the laws of Argentina, focused on the energy market. Grupo Albanesi provides natural gas and electrical energy to its clients from its multiple data centers.

On April 30, 2025, the Company was notified that GMSA appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt but that the supply of electricity from GMSA would continue uninterrupted. On May 12, 2025, the Company was notified by GMSA that it would be halting the supply of electricity to the Company’s Rio Cuarto facility until further notice. As of August 12, 2025, GMSA was still negotiating with its commercial suppliers and the Company did not have visibility of the timing for when normal supply of electricity would resume, whether normal supply would resume at all, or the additional terms and/or fees that the Company would be subject to in the event supply resume. The Company evaluated options and decided to discontinue operations at Rio Cuarto. As a result the Company’s operational Hashrate and the free cashflow its mining operations generate has decreased accordingly.

57	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. RISK FACTORS (Continued)

Community opposition to the operation of the Company’s data centers could result in risks to the Company’s operations and its financial condition and results of operations.

The Company’s Mining operations involve the use of a large number of high-powered Miners and cooling systems that generate significant noise and use a significant amount of electricity. In the future, the Company’s HPC/AI infrastructure-focused data centers may also generate significant noise and will likely also use a significant amount of electricity. This noise and electricity use can pose several risks to the Company’s business now or in the future, including community complaints, permitting opposition, reputational damage, litigation risk, regulatory risk, operational constraints, increased costs and opposition to expansion. These risks could lead to fines or penalties imposed by local governments, requirements to implement costly noise mitigation measures or restrictions on the use of electricity, restrictions on the Company’s operating hours, reduction of scale of the Company’s operations, stricter noise controls regulations on the Company’s operations, potential shutdown of data centers that cannot meet local noise regulations or face extensive community opposition due to the data centers’ use of electricity, damages resulting from lawsuits and difficulty obtaining necessary permits and approvals for expanding existing data centers or establishing new site operations. While the Company strives to be a good corporate citizen and mitigate noise impacts and any alleged impacts of electricity usage where possible, the inherently noisy and energy-intensive nature of large-scale cryptocurrency Mining operations and HPC/AI infrastructure-focused data centers presents ongoing risks to the Company’s business that may negatively affect its financial condition and results of operations.

19. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 3 to the 2024 Annual Financial Statements and Note 4 to the Financial Statements.

20. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2024 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

58	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	the complexity of the shift in the Company’s business model from Bitcoin Miner to HPC/AI data center infrastructure company, including the shift from predictable mining rewards to variable enterprise contract structures;
●	large-scale data center projects face risks from permitting delays, zoning oppositions, supply chain disruptions, weather events, and contractor performance issues that could significantly impact project timelines and budgets;
●	the capital expenditures required for the Company’s shift in business model and its planned construction/expansion, and the ability to raise the necessary funds for the same;
●	the construction and permitting requirements for the Company’s shift in business model;
●	the potential for local community opposition to large-scale data centers, their use of electricity, water and noise output, which could negatively impact permitting and zoning approvals;
●	local utility companies or regulators could block or delay projects due to concerns about grid stability and capacity, particularly given the high power demands of AI infrastructure
●	the rapid evolution of AI models could render current infrastructure configurations suboptimal or obsolete;
●	customer concentration risk - dependence on fewer, larger enterprise customers compared to distributed mining pool relationships;
●	service level agreements with future customers will likely have stricter uptime and performance requirements compared to mining operations;
●	electrical grid capacity limitations, transmission line upgrades, and utility interconnection delays that could postpone or prevent data center operations;
●	limited availability of specialized contractors experienced in high-density data center construction, particularly for advanced cooling and power systems required for AI workloads;
●	future Bitcoin Halving event;

59	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	insolvency, bankruptcy, or cessation of operations of the Mining Pool operator;
●	reliance on a foreign Mining Pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	the ability to attract and retain customers for the Company’s hosting business;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	limited experience of Company’s management in HPC/AI Infrastructure;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	risks related to the suspension of operations at the Rio Cuarto Site and the abandonment of the Rio Cuarto Site;
●	costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	increase in import tariffs and duties and/or adverse findings by CBP related thereto;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;
●	risks related to community-based opposition to the Company’s operations;
●	risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits;

●	the risk that revenues, profits and margins of the Company may not remain consistent with historical levels, thereby impacting its ability to make purchases under the Company’s share buyback program;

60	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	risk related to the NCIB;
●	risks associated with the suspension of the Company’s operations at its Rio Cuarto site; or
●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

22. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

23. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

61	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

24. GLOSSARY OF TERMS

Terms	Definition
Artificial Intelligence (AI)	A branch of technology enabling computers and machines to replicate human-like abilities, including learning, understanding, problem-solving, decision-making, creativity, and autonomous action.
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Bitcoin One	Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to accelerate BTC accumulation through diversification, strategic leverage, and market timing.
Bitcoin 2.1	Bitcoin 2.1 is a multi-strategy program that primarily sells both short and long dated out of the money calls on the Bitcoin in treasury and future Bitcoin production in order to offset Bitcoin production costs and potentially achieve higher revenues per BTC sold.
Block Reward	A Bitcoin Block Reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Gigawatt or GW	A gigawatt is 1,000 megawatts of electricity and, in the industry of cryptocurrency Mining, can be a reference to the number of gigawatts of electricity per hour that is available for use.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Hashrate Under Management	Hashrate from the Miners the Company owns and from Miners hosted and managed by the Company.

62	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

24. GLOSSARY OF TERMS (Continued)

Terms	Definition
High Performance Computing (HPC)	Advanced computing capability that allows for rapid data processing and complex calculations at exceptionally high speeds, essential for handling large datasets and complex computational tasks.
Hosting	A service in which a company provides infrastructure, power, and cooling solutions to house and operate cryptocurrency mining equipment owned by clients.
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company and third parties to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.
Network Difficulty	Network Difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network Hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Owner’s Representative	A professional who acts on behalf of the project owner to manage and oversee a construction project from start to finish, ensuring it meets the owner’s goals, budget, and quality standards.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to generate BTC exposure with inherent risk management, capital efficiency and leverage characteristics. The initiative was succeeded by the Bitcoin One program.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

63	Page